SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of: May 2005

                         Commission File Number 0-15688


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                         Form 20-F   X     Form 40-F
                                                    ---                ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                         Yes                No   X
                                              ---               ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On May 5, 2005, Coral Gold Resources Ltd. issued the press release attached as Exhibit 99 regarding commencement of drilling at its jointly leased Norma-Sass property in Nevada.

     Exhibit No.    Description
     -----------    -----------

         99 Press Release dated May 5, 2005 titled "Joint News Release" regarding commencement of drilling at the company's jointly leased Norma-Sass property in Nevada.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CORAL GOLD RESOURCES LTD.
                                            (Registrant)




Date:  May 6, 2005                          /s/ Matt Wayrynen
                                            ---------------------------
                                            Matt Wayrynen, President

                                  Exhibit Index
                                  -------------


     Exhibit No.    Description
     -----------    -----------

         99 Press Release dated May 5, 2005 titled "Joint News Release" regarding commencement of drilling at the company's jointly leased Norma-Sass property in Nevada.